Exhibit 99.1

Date: February 26, 2016	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com

To: New York Stock Exchange

Subject: MAGNA INTERNATIONAL INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	March 18, 2016
Record Date for Voting (if applicable) :	March 18, 2016
Beneficial Ownership Determination Date :	March 18, 2016
Meeting Date :	May 05, 2016
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	559222401	CA5592224011

Sincerely,

Computershare
Agent for MAGNA INTERNATIONAL INC.